Filed by Lehman Brothers Holdings Inc.

                        Pursuant to Rule 425 under the Securities Act of 1933
                          and deemed filed pursuant to Rule 14a-12 under the
                                              Securities Exchange Act of 1934

                                      Subject Company:  Neuberger Berman Inc.
                                                Commission File No. 001-15361


                                                          Date: July 22, 2003

The attached document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Neuberger Berman by Lehman Brothers, including financial and operating results, synergy benefits and any accretion to reported earnings that may be realized from the acquisition; Lehman Brothers' and Neuberger Berman's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from the those described in the forward-looking statements: (1) whether the stockholders of Neuberger Berman approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental and other third-party approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Lehman Brothers and Neuberger Berman; (4) the realization of revenue and cost synergy benefits from the proposed transaction; (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees; (6) changes in the stock market and interest rate environment that affect revenues; and (7) competition. Lehman Brothers and Neuberger Berman do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

The attached document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman's stockholders for their consideration. Lehman Brothers and Neuberger Berman will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Neuberger Berman are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of Lehman Brothers can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Lehman Brothers in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available.

You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Lehman Brothers and Neuberger Berman, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019


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(212-526-3267) or to Neuberger Berman, Corporate Communications, 605 Third
Avenue, New York, New York 10158 (212-476-8125).

Lehman Brothers, Neuberger Berman and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on Schedule 14A, dated February 28, 2003, for Lehman Brothers' 2003 annual meeting of stockholders. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, dated April 16, 2003, for Neuberger Berman's 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

                                     * * *

The following FAQ's/Transaction Talking Points was distributed to certain employees of Lehman Brothers on July 22, 2003.

                                     * * *

                       FAQ's/Transaction Talking Points

Note: To the extent you communicate with clients of Lehman Brothers concerning the transaction, you should be aware that such clients may be Neuberger Berman shareholders. Accordingly, you should not communicate information either orally or by email about the transaction that would be of interest to the investing public at large that goes beyond the information in the press release or these talking points. The investor presentation will also be available on a delayed basis starting on Wednesday, July 23. You should, however, feel welcome to inform Lehman Brothers clients about Neuberger Berman services and the extent to which Lehman Brothers will be better able to serve its clients as a result of the transaction. If you are unsure whether you are sending out information that could be viewed as problematic, please feel free to ask Jeff Welikson or Oliver Budde in our legal department.


1.   Rationale

     Why are you acquiring Neuberger Berman?

     o The acquisition of Neuberger Berman's Private Asset Management business will position Lehman Brothers as one of the industry's leading providers of services to high-net-worth investors

     o The addition will bring Lehman Brothers' client assets under management to over $100 billion

     o Neuberger Berman will expand Lehman Brothers' capabilities in the areas of mutual funds, wrap accounts, institutional separate accounts, and alternative investments

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     o    Lehman Brothers will provide Neuberger Berman's clients with access to an expanded range of investment products and services to manage risk or seek enhanced returns, including structured capital markets products, private equity, and other alternative and asset management products

     o Neuberger Berman's comprehensive portfolio of money management products will create incremental product opportunities to be distributed through Lehman Brothers' global network of institutional and high-net-worth clients

     o The combination is expected to further enhance Lehman Brothers' revenue diversification and earnings stability, raising the percentage of revenues from its Client Services Segment from 13% to 21%, on a pro forma basis for 2002

2.       Terms of the Transaction

     o Based on its closing price as of July 21, 2003, Lehman Brothers will be paying an implied price of $41.48 per share for the 68.4 million primary shares of Neuberger Berman (excluding 1.6 million unvested restricted shares in employee compensation plans)

     o Pursuant to the definitive agreement, each share of Neuberger Berman will be exchanged for $9.49 in cash and a fractional share of Lehman Brothers common stock based on the average trading price of Lehman Brothers common stock during a period of time shortly prior to closing. The exchange ratio would be fixed at 0.496 if the average stock price during that period were $66.51 or less. If the average stock price were greater than $66.51 but not more than $73.00, the exchange ratio would vary so that Neuberger Berman shareholders would receive total per share consideration of $42.50. Above $73.00, the exchange ratio mechanics vary subject to a minimum exchange ratio of 0.411 if the average stock price were above $90.41

What is the value of the transaction?

     o The enterprise value of the transaction is $2.625 billion-consisting of the $41.48 for each primary share, plus $42 million in in-the-money options and less $255 million in net excess cash as of June 30, 2003, and excluding 1.6 million unvested restricted shares in employee compensation plans

When will the transaction close?

     o The transaction is expected to close by the end of Lehman Brothers' fiscal fourth quarter

How will you be able to retain employees? Is there an adequate retention pool?

     o As part of the overall transaction, the 32 active Neuberger Berman partners who lead most of the wealth management teams will convert their Neuberger Berman stock,

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          including approximately $941 million in shares subject to transfer restrictions, into Lehman Brothers stock and cash on the same basis as the public shareholders. All Lehman Brothers stock received in exchange for these restricted shares will continue to be subject to similar transfer restrictions

     o The 32 active Neuberger Berman founders are all subject to non-compete and non-solicitation agreements

     o Additionally, Lehman Brothers will establish a $120 million retention pool for key producers, subject to vesting

     o Finally, 1.6 million shares of restricted Neuberger stock with a value of $68 million will be exchanged for Lehman Brothers restricted stock and restricted cash, subject to continued vesting

3.  Neuberger Berman

Who is Neuberger Berman?

     o    Founded in 1939 by Roy Neuberger

     o One of the most respected and successful private wealth and asset management firms in the industry

     o    Became a public company in 1999 (NYSE: NEU)

     o Headquartered in New York, Neuberger Berman has over 1,200 employees in 19 offices located in 17 cities in the U.S.

     o 100 portfolio managers with average industry experience of over 20 years

What are its businesses?

     o Private Asset Management, which manages approximately $24 billion in assets for high-net-worth clients throughout the U.S. Provides personalized money management, trust, advisory, and wealth planning services

     o Mutual Fund and Institutional Business, which manages $39.7 billion in assets

     o Professional Securities Services, which offers prime brokerage and correspondent clearing, securities lending, prime brokerage, and other custodial services

4.   Lehman Brothers' Client Services Segment's Wealth and Asset Management
     Division

What is Lehman Brothers' Wealth and Asset Management Division?


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                                                                             5

     o Formed in 2002 in order to enhance the focus of private client and asset management initiatives globally

     o    Over 1,300 employees as of June 30, 2003

What are the businesses?

     o Asset Management platform which provides both individual and institutional clients investment advisory expertise through various entities, including Lincoln Capital Fixed Income Management Company, Lehman Brothers Alternative Investment Management, and additional Lehman Brothers investment funds (private equity, real estate, venture capital)

     o Private Client Services, with app. 450 brokers serving high-net-worth investors throughout 14 offices, globally

5.   Structure

How will Neuberger Berman fit into the Lehman Brothers organization?

     o Neuberger Berman will become a business unit within the Wealth and Asset Management Division

Will any of Neuberger's directors be joining Lehman Brothers' board?

     o    None of its directors will join the Lehman Brothers' board

Will Neuberger Berman retain its name?

     o    Yes, we expect to operate it under the Neuberger Berman brand

Won't there be overlap between the combined businesses?

     o There is limited overlap with Wealth and Asset Management in terms of products and functionality which should help ensure a smooth integration process

What does this structure mean for Lehman Brothers' WAM employees?

     o Our asset management and high-net-worth platforms are now much larger and we have the ability to leverage the combined strengths of Neuberger Berman and WAM

Will Neuberger move into Lehman Brothers' facilities in New York and in the other U.S. locations?

     o    No, we have no present plans to move facilities.

6.  Leadership

What is the reporting structure?

     o Neuberger Berman will become part of the Client Services Segment's Wealth and Asset Management Division (WAM), which is headed by Ted Janulis
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     o    Jeff Lane, CEO of Neuberger Berman, will become a vice chairman of
          Lehman Brothers, a member of the Office of the Chairman, chairman of WAM, and chairman of Neuberger Berman

     o Bob Matza, will become president and remain chief operating officer of Neuberger Berman. In addition, Mr. Matza will join Lehman Brothers' Management Committee

7.  Client Relationships

What does this transaction mean to our WAM clients?

     o The addition of Neuberger Berman will expand our capabilities, particularly in the areas of wrap accounts, mutual funds, institutional separate accounts, and alternative investments

Where are the revenue synergies?

     o We will sell Neuberger Berman products and services to existing Lehman Brothers' clients and sell Lehman Brothers' products and services to Neuberger Berman's retail and institutional clients

8.  Employee Concerns

Will there be redundancies as a result of this transaction?

     o As we noted in the press release, one of the attractions of this business combination is that there is very little overlap in our business platforms

     o However, we do expect to find certain areas of overlap in some of the support and control (back office) areas. We will be going through a process to identify those areas of overlap over the next four months and expect limited headcount reductions in certain support units

                                     # # #



This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Neuberger Berman by Lehman Brothers, including financial and operating results, synergy benefits and any accretion to reported earnings that may be realized from the acquisition; Lehman Brothers' and Neuberger Berman's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from the those described in the forward-looking statements: (1) whether the stockholders of Neuberger Berman approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental and other third-party approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Lehman Brothers and Neuberger Berman; (4) the realization of revenue and cost synergy benefits from the proposed transaction; (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees; (6) changes in the stock market and interest rate environment that affect revenues; and (7) competition. Lehman Brothers and Neuberger Berman do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

This document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman's stockholders for their consideration. Lehman Brothers and Neuberger Berman will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Neuberger Berman are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of Lehman Brothers can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Lehman Brothers in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Lehman Brothers and Neuberger Berman, at the SEC's Web site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019 (212-526-3267) or to Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 (212-476-8125).

Lehman Brothers, Neuberger Berman and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on Schedule 14A, dated February 28, 2003, for Lehman Brothers' 2003 annual meeting of stockholders. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, dated April 16, 2003, for Neuberger Berman's 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.